Exhibit 5.1

Our ref: RZB/696622-000009/35322845v9

Satellogic Inc. Kingston Chambers PO Box 173 Road Town Tortola, VG1110 British Virgin Islands

27 October 2023

Dear Sirs

Satellogic Inc. (the "Company")

We have acted as counsel as to British Virgin Islands law to the Company and have been asked to provide this legal opinion in connection with the preparation of the Registration Statement on Form S-1 (file No. 333-262699), originally filed with the United States Securities and Exchange Commission (the "Commission") on 14 February 2022, as amended by Post-Effective Amendment No. 1 on Form F-3 being filed with the Commission on the date hereof (such registration statement as so amended, the "Registration Statement") under the United States Securities Act of 1933, as amended (the "SEC Act") for the purposes of, registering with the Commission under the SEC Act, the offering and sale to the public (the "Offering") of:

(a)

up to 41,464,693 class A ordinary shares of US$0.0001 par value each of the Company ("Class A Ordinary Shares" and each a "Class A Ordinary Share") to be issued by the Company underlying warrants ("Warrants") to purchase Class A Ordinary Shares, which consists of:

(i)

7,500,000 Class A Ordinary Shares issuable upon the exercise of warrants issued under the Liberty Warrant Agreement (as defined below) having an exercise price of US$10.00 per share (the "US$10.00 Liberty Warrants");

(ii)

15,000,000 Class A Ordinary Shares issuable upon the exercise of warrants issued under the Liberty Warrant Agreement (as defined below) having an exercise price of US$15.00 per share (the "US$15.00 Liberty Warrants");

(iii)	2,500,000 Class A Ordinary Shares issuable upon the exercise of warrants issued under the PIPE Warrant Agreement (as defined below) having an exercise price of $20.00 per share (the "PIPE Warrants");

(iv)	533,33 Class A Ordinary Shares issuable under the Assumed SPAC Warrant Agreement (as defined below) having an exercise price of US$8.63 per share (the "US$8.63 Liberty Warrants"); and

(v)

15,931,360 Class A Ordinary Shares issuable under the Assumed Nettar CRIL Warrant upon conversion of warrants having an exercise price of US$2.51635975 per share (the "Assumed Nettar CRIL Warrants"); and

(b)	up to 72,589,493 Class A Ordinary Shares to be resold by the Selling Securityholders (as defined in the Registration Statement), which consists of:

(i)	an aggregate of 10,488,738 Class A Ordinary Shares issued to CFAC Holdings V, LLC (the "Sponsor") comprising:

(A)

6,230,000 Class A Ordinary Shares issued to the Sponsor in accordance with the terms of the Merger Agreement (as defined below) in relation to the Founder Shares (as defined in the Sponsor Support Agreement as defined in the Merger Agreement) (the "Sponsor's Founder Shares");

(B)

2,375,680 Class A Ordinary Shares issued to the Sponsor in accordance with the terms of the PIPE Subscription Agreement (as defined below) to which it is expressed to be a party including 76,587 Class A Ordinary Shares issued pursuant to the protection mechanism provided for therein (such total reflecting a reduction of 17,677 Class A Ordinary Shares reflecting the operation of certain forfeiture provisions) (the "Sponsor's PIPE Shares");

(C)

600,000 Class A Ordinary Shares issued to the Sponsor in accordance with the terms of the Merger Agreement (as defined below) in relation to the Founder Shares (as defined in the Sponsor Support Agreement as defined in the Merger Agreement) (the "Sponsor's CF V Placement Shares"); and

(D)

1,283,058 Class A Ordinary Shares issued to the Sponsor in accordance with the Forward Purchase Agreement (as defined below) including 33,058 Class A Ordinary Shares issued pursuant to the protection mechanism provided for therein (the "Sponsor's FPC Shares");

(ii)

814,071 Class A Ordinary Shares issued to an affiliate of the Sponsor, Cantor Fitzgerald Securities, in accordance with the terms of the Cantor Promissory Note (as defined below) including 26,050 Class A Ordinary Shares issued pursuant to the protection mechanism provided for therein (the "Cantor Promissory Note Shares");

(iii)

2,078,064 Class A Ordinary Shares issued to an affiliate of the Sponsor, Cantor Fitzgerald & Co., in accordance with the terms of the Cantor Fee Letter Agreement (as defined below) including 19,835 Class A Ordinary Shares issued pursuant to the protection mechanism provided for therein (the "Cantor Fee Letter Shares");

(iv)

2,582,645 Class A Ordinary Shares issued to LA SAT Holdco LLC issued in accordance with the terms of the PIPE Subscription Agreement to which it is expressed to be a party (the "SoftBank PIPE Shares");

(v)

13,582,642 Class A Ordinary Shares that would result from a conversion of an equal number of class B ordinary shares of US$0.0001 par value each of the Company ("Class B Ordinary Shares" and each a "Class B Ordinary Share" and together with the Class A Ordinary Shares, the "Ordinary Shares") (such Class B Ordinary Shares, the "Pre-Conversion Class B Shares") pursuant to the terms of the Memorandum and Articles (as defined below) (the "Conversion Shares");

(vi)

20,000,000 Class A Ordinary Shares issued to Liberty Strategic Capital (SATL) Holdings, LLC (the "Liberty Investor") pursuant to the Liberty Subscription Agreement (as defined below) (the "Liberty Subscriber Shares");

(vii)	10,000 Class A Ordinary Shares issued to a former independent director of SPAC (as defined below) pursuant to the Merger Agreement; and

(viii)	an aggregate of 23,033,333 Class A Ordinary Shares issuable upon the exercise of:

(A)	the US$8.63 Liberty Warrants (as defined above);

(B)	the US$10 Liberty Warrants (as defined above); and

(C)	the US$15 Liberty Warrants (as defined above).

This opinion letter is given in accordance with the terms of the "Legal Matters" section of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1

The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the "Registry of Corporate Affairs") on 26 October 2023, including the Company's Certificate of Incorporation and its memorandum and articles of association as most recently amended on 8 March 2023 (the "Memorandum and Articles").

1.2

The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System from 1 January 2000 and available for inspection on 26 October 2023 at the British Virgin Islands High Court Registry (the "High Court Registry").

1.3

The written resolutions of the board of directors of the Company dated 28 July 2021, 10 August 2021, 10 November 2021, 19 December 2021, 23 December 2021, 19 January 2022 and 25 January 2022 and the resolutions passed by the sole member of the Company passed on 10 November 2021 and 25 January 2022 (the "Resolutions").

1.4	A Certificate of Incumbency dated 26 October 2023, issued by Maples Corporate Services (BVI) Limited, the Company's registered agent (the "Registered Agent's Certificate").

1.5	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 23 October 2023 (the "Certificate of Good Standing").

1.6	A certificate from a director of the Company (the "Director's Certificate").

1.7	The Registration Statement.

1.8

An agreement and plan of merger dated 5 July 2021 by and among the Company, Satellogic V Inc. (then named CF Acquisition Corp. V) ("SPAC"), Ganymede Merger Sub 1 Inc., Ganymede Merger Sub 2 Inc. and Nettar Group Inc. ("Nettar") (the "Merger Agreement").

1.9

A share escrow agreement dated 25 January 2022 in relation to shares in the Company between the Company, Continental Stock Transfer & Trust Company ("Continental") as escrow agent, and CFAC Holdings V, LLC (the "Sponsor") (the "Share Escrow Agreement").

1.10	A letter agreement dated 18 January 2022 between SPAC, Cantor Fitzgerald & Co. and the Company (the "Cantor Fee Letter Agreement").

1.11	A secured promissory note dated 23 December 2021 between Nettar and Cantor Fitzgerald Securities ("CFS") (the "Cantor Promissory Note").

1.12	A letter agreement dated 18 January 2022 in respect of the Cantor Promissory Note between CFS, Nettar and the Company (the "Cantor Promissory Letter Agreement").

1.13

An amended and restated forward purchase contract dated 5 July 2021 between the Company and the Sponsor amending and restating that certain forward purchase contract originally dated as of 28 January 2021 between the Sponsor and SPAC (the "Forward Purchase Agreement").

1.14

In respect of each of Meteora Capital Partners, LP, Kepos Alpha Master Fund L.P., Hana Financial Investment Co. Ltd., Alyeska Master Fund, L.P., LA SAT Holdco LLC, the Sponsor, and Kepos Carbon Transition Master Fund L.P. (each, a "PIPE Investor"), a subscription agreement dated 5 July 2021 between SPAC, Nettar, the Company and the PIPE Investor ("PIPE Subscription Agreements").

1.15	A subscription agreement dated 18 January 2022 between the Liberty Investor, SPAC and the Company (the "Liberty Subscription Agreement").

1.16

An assignment, assumption and amendment agreement dated 25 January 2022 between SPAC, the Company and Continental and consented to by Cantor Fitzgerald & Co. and the warrant agreement dated as of 28 January 2021 between SPAC and Continental referred to therein (the "Assumed SPAC Warrant Agreement").

1.17

An assignment and assumption agreement dated as of 25 January 2022 between Nettar and the Company and the warrant to purchase shares dated 8 March 2021 between Nettar and Columbia River Investment Limited referred to therein (the "Assumed Nettar CRIL Warrant Agreement").

1.18	A warrant agreement dated as of 10 February 2020 by and among the Company and Continental (the "Liberty Warrant Agreement").

1.19

A warrant agreement dated as of 25 January 2022 by and among the Company and Continental (the "PIPE Warrant Agreement" and together with the Assumed SPAC Warrant Agreement, the Assumed Nettar CRIL Warrant Agreement and the Liberty Warrant Agreement, the "Warrant Agreements" and the warrants issued thereunder, the "Warrants").

The documents listed in paragraphs 1.8 through 1.19 inclusive above shall be referred to collectively herein as the "Documents".

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registered Agent's Certificate, the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1

The Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.2

The Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York (the "Relevant Law") and all other relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.3

The choice of the Relevant Law as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the British Virgin Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the British Virgin Islands).

2.4

Where a Document has been provided to us in draft or undated form, it will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of a Document marked to show changes to a previous draft, all such changes have been accurately marked.

2.5

Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.6	All signatures, initials and seals are genuine.

2.7

The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Documents.

2.8

That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.9	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Ordinary Shares or the Warrants.

2.10	The Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect of any sovereign entity or state.

2.11

There is no contractual or other prohibition or restriction (other than as arising under British Virgin Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Documents.

2.12	No monies paid to or for the account of any party under the Documents represent or will represent proceeds of criminal conduct (as defined in the Proceeds of Criminal Conduct Act (As Revised)).

2.13

There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

2.14	There is nothing contained in the minute book or corporate records of the Company (which we have not inspected) which would or might affect the opinions set out below.

2.15

With respect to Ordinary Shares to be issued for a consideration, which is in whole or in part, other than money, the directors of the Company shall prior to the issue of such Ordinary Shares pass a resolution stating: (a) the amount to be credited for the issue of such Ordinary Shares; and (b) that, in the opinion of the directors of the Company, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of such Ordinary Shares.

2.16

With respect to Ordinary Shares to be issued for a consideration, which is in whole or in part, other than money, the Company will receive the applicable non-money consideration and money consideration, if any and with respect to Ordinary Shares to be issued for a cash consideration the Company will receive the applicable cash consideration for the issue of such Ordinary Shares concerned.

2.17	At the time of the exercise of each Warrant into a Class A Ordinary Share in accordance with the terms and provisions of the applicable Warrant Documents (each such exercise, a "Warrant Exercise"):

(a)	the laws of the British Virgin Islands (including the Act (as defined below)) will not have changed in such way as to materially impact the Warrant Exercise;

(b)	the Company will not have been struck off or placed in liquidation; and

(c)	the terms and provisions of the Warrant relating to the Warrant Exercise and the terms of the Memorandum and Articles will not have been altered, amended or restated.

2.18	At the time of each conversion of Pre-Conversion Shares into the Conversion Shares in accordance with the terms and provisions of the Memorandum and Articles (each such conversion, a "Conversion"):

(a)	the laws of the British Virgin Islands (including the Act) will not have changed in such way as to materially impact the Conversion;

(b)	all Pre-Conversion Shares in issue will have been issued as fully paid and non assessable;

(c)	the Company will not have been struck off or placed in liquidation; and

(d)	the terms and provisions relating to the Conversion as set out in the Memorandum and Articles will not have been altered, amended or restated.

2.19

Where the Resolutions require a director or officer of the Company to determine the final number of Ordinary Shares and/or Warrants to be issued or granted (as applicable) by the Company and the persons to whom they shall be issued, an authorised director or officer of the Company shall have so determined the final number of Ordinary Shares and/or Warrants to be issued or granted (as applicable) by the Company prior to any such issuance or grant.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1

The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (As Revised) (the "Act"), is in good standing at the Registry of Corporate Affairs, is validly existing under the laws of the British Virgin Islands.

3.2

The Ordinary Shares to be resold by the Selling Securityholders (as defined in the Registration Statement) as contemplated by the Registration Statement have been duly authorised for issue, and when issued (to the extent not already issued) in accordance with the terms set out in the applicable Documents, such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

3.3

The Ordinary Shares to be offered and issued by the Company as contemplated by the Registration Statement have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the applicable Documents and in accordance with the terms set out in the applicable Documents, such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Documents will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or protecting or affecting the rights of creditors;

(b)

enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)

where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(d)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences; and

(e)	the courts of the British Virgin Islands have jurisdiction to give judgment in the currency of the relevant obligation.

4.2	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registry of Corporate Affairs.

4.3

Under British Virgin Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the British Virgin Islands and for the purposes of the opinions given in paragraph 3.2 and 3.3, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Company's Ordinary Shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

4.4

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.5

In this opinion letter the phrase "non-assessable" means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company's assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under section 7 of the SEC Act or the rules and regulations of the Commission thereunder.

We express no view as to the commercial terms of the Documents or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Documents and express no opinion or observation upon the terms of any such document.

This opinion letter is addressed to you and may be relied upon by you, your counsel and purchasers of Ordinary Shares and Warrants pursuant to the Registration Statement. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

Maples and Calder